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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

June 6, 2017

VIA EDGAR

Folake Ayoola Senior Counsel Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mailstop 3233 Washington, DC 20549

Re:	FS Credit Real Estate Income Trust, Inc.
Registration Statement on Form S-11
Filed February 13, 2017
File No. 333-216037

Dear Ms. Ayoola:

This letter sets forth the responses of our client, FS Credit Real Estate Income Trust, Inc. (the “Issuer”), to the correspondence from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 22, 2017, which provided comments to the Issuer’s above-referenced registration statement on Form S-11 filed on February 13, 2017 (the “Registration Statement”). Today the Issuer filed Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For your convenience, we have included below the Staff’s comments followed by the Issuer’s responses thereto.

General

1. Comment: We note your response to our prior comments 3, 4, 7, 8 and 9. We will continue to monitor for these issues, as applicable.

Response: The Issuer acknowledges the Staff’s comment regarding prior comments 3 and 4. With respect to prior comments 7, 8 and 9, the Issuer has revised the disclosure in Amendment No. 1 on pages 5, 18 and 108, respectively.

Prospectus Cover Page

2. Comment: We note your response to our prior comment 5, however, Item 501(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. You state that you expect that your NAV per share will be approximately $25. This is not a fixed price and it is unclear how the NAV method of pricing will allow an investor to determine the price prior to purchasing the security given that this is a blind pool offering. Please revise to provide a fixed offering price until NAV is established; alternatively, explain how you will determine NAV at effectiveness as a blind pool, such that an investor can compute the price prior to purchasing securities.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Folake Ayoola

June 6, 2017

Response: The Issuer intends to have raised capital and purchased assets prior to the commencement of the public offering. It will calculate its NAV per share on the day the offering is declared effective by the Commission. The Issuer will revise the cover page of the prospectus in its 424B3 prospectus filed with the Commission the day following the commencement of the offering to reflect such price and will update the price each business day following the commencement of the offering as described in Amendment No. 1. In addition, the Issuer has revised the cover page of the prospectus in Amendment No. 1 to reflect that such page will reflect the price per share on the date the offering commences.

Exhibit 5.1

3. Comment: Please revise assumption 6 to clarify that, as of the date of the opinion, you have a sufficient number of authorized shares of each class.

Response: In response to the Staff’s comment, the draft legal opinion has been revised and is included as Exhibit 5.1 to Amendment No. 1.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

cc:	Stephen S. Sypherd, FS Credit Real Estate Income Trust, Inc.
Jason W. Goode, Alston & Bird LLP